Filed by Atheros Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File No.: 001-33879

FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Conference Call Transcript of Atheros/Intellon Announcement

CORPORATE PARTICIPANTS

David Allen

Atheros Communications, Inc. - IR

Craig Barratt

Atheros Communications, Inc. - President & CEO

Charlie Harris

Intellon Corporation - Chairman & CEO

Jack Lazar

Atheros Communications, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Adam Benjamin

Jefferies & Company - Analyst

Daniel Amir

Lazard Capital Markets - Analyst

Gary Mobley

Noble Financial Group - Analyst

Mark McKechnie

Broadpoint AmTech - Analyst

Gus Richard

Piper Jaffray - Analyst

Ramesh Misra

Brigantine Advisors - Analyst

Jonathan Goldberg

Deutsche Bank - Analyst

PRESENTATION

Operator

Good morning and welcome to the joint Atheros and Intellon conference call. In this call the parties will discuss the announced acquisition of Intellon by Atheros and Atheros will discuss its revised third-quarter guidance.

At this time all participants are in a listen-only mode. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions)

Now I will turn the meeting over to Dave Allen, Atheros Director of Investor Relations. Please go ahead, sir.

David Allen - Atheros Communications, Inc. - IR

Thank you. Thank you for joining us on short notice to discuss Atheros’ planned acquisition of Intellon. With me on the call today from Atheros are Dr. Craig Barratt, President and CEO, and Jack Lazar, Chief Financial Officer and VP of Corporate Development. From Intellon we have Charlie Harris, Chairman and CEO, and Brian McGee, Senior Vice President and CFO.

In a moment I will turn the call over to Craig who will discuss the strategic rationale and benefits of the planned acquisition. Next Charlie will discuss the advantages of the combination of Atheros from Intellon’s perspective. Jack will provide a brief

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

financial summary of the acquisition details and discuss our financial expectations, including our upward revision of our third-quarter guidance that was originally issued on July 21. After that we will move to a question-and-answer section of the call.

Today’s call is being recorded and will be available for replay on the websites from both companies. In addition, a copy of today’s press release is currently available on the websites of both companies. A copy of today’s prepared comments and a PDF presentation outlining the strategic merits of the acquisition will be available on the websites of both companies shortly after the call is completed.

Before I begin, I would like to remind everyone that the information discussed on the call contains forward-looking statements that involve risks and uncertainties including statements regarding the anticipated third-quarter revenues and non-GAAP earnings per share of Atheros, the anticipated benefits and synergies of the combination of Atheros and Intellon and the closing of the transaction, and anticipated accretive effect of the transaction on Atheros’ earnings in the first half of 2010.

Such risk factors include, among others, general economic conditions, the effects of the completion, the satisfaction of closing conditions to the transaction, our ability to successfully integrate the businesses and technologies of Atheros and Intellon, and customer demand for these technologies and integrated product offerings. These statements are based on current expectations and actual results may differ materially from those set forth.

Additional information concerning factors that may cause actual results to differ can be found on the filings from both companies with the US Securities and Exchange Commission.

Atheros guidance provided on this call includes non-GAAP diluted earnings per share. This non-GAAP measure is not in accordance with nor does it serve as an alternative for GAAP. Atheros believes that this non-GAAP measure has limitations and that it does not reflect all of the amounts associated with Atheros’ GAAP results of operations. Atheros management believes, however, that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance.

Atheros uses non-GAAP reporting internally to evaluate and manage its operations. Atheros has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how Atheros analyzes its own operating results.

Guidance is provided on this call and in the Atheros press release only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or the amount of certain items that have been excluded from forward-looking non-GAAP earnings per share. And a reconciliation to comparable GAAP guidance has not been provided because certain factors that are materially significant to Atheros’ ability to estimate the excluded items are not accessible or practically estimatable on a forward-looking basis.

Now I will turn the call over to Atheros President and CEO, Dr. Craig Barratt. Craig?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Thanks, Dave, and thanks to everyone for joining us this morning. I would also like to specifically thank Charlie Harris, CEO, and Brian McGee, CFO of Intellon, for joining us on this call from their headquarters in Orlando, Florida.

I am pleased to announce that Atheros and Intellon have designed a definitive agreement in which Atheros will acquire Intellon, the market leader in powerline communications or PLC solutions, and one of the key innovators and drivers of the HomePlug PLC standard, the leading powerline communication standard for networking in the home today.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Intellon has 20 years of experience in this field and has shipped over 40 million chipsets to date. It is this extensive background and expertise that provides the Company was strong technology and sales leadership in the PLC market. This transaction will advance Atheros’ mission of building a diversified communication semiconductor company offering a broad and best-of-breed portfolio of product technologies that serve large and high-growth markets.

The pending acquisition of Intellon is a particularly exciting step in this journey because it will further establish Atheros as a leader in wireless LAN, ethernet, and now HomePlug solutions, three key technologies for offering end-to-end home networking platforms that enable seamless delivery of voice, video, and Internet traffic throughout the home.

HomePlug operates on the most pervasive wired medium in the world, the home power circuit. This powerline medium is more common in homes around the world than coax cable or twisted copper pair. As a result, there is a large addressable market for this networking technology, a [tam] that is magnified when coupled with Atheros’ world-class wireless LAN and ethernet.

Atheros has built a strong track record of leading its competition in both technology and cost through persistent and tenacious innovation. We are very much looking forward to combining Atheros wireless LAN and ethernet with Intellon’s HomePlug technologies and producing truly unique platforms for home networking. We believe that together HomePlug and wireless LAN solutions through tighter software, system, and silicon integration will produce an even richer end-user experience.

Atheros and Intellon have many of the same carrier and retail customers. When we speak with these customers we hear a consistent message that they are looking for networking solutions and offer flexibility, performance, and ease-of-use at an affordable price. Today our customers often meet many of these goals by offering system solutions based on discrete wireless LAN, ethernet, and HomePlug products.

So while we look forward to offering each of these technologies to our customers, we are very excited about the prospect of providing them with even more integrated and easy-to-use home networking platforms. These solutions will leverage our comprehensive portfolio of communication technologies in a simple and seamless manner. Fr example, imagine the improved utility of a home with multiple wireless LAN access points placed around the home and all networked using HomePlug as the backbone for the home network. This backbone can now better serve the exploding number of Internet-enabled clients in the home such as PCs, gaming, TVs, set-top boxes, PVRs, and of course mobile devices such as personal media players and handsets.

To further drive Intellon’s vision of global mass-market HomePlug adoption we are looking forward to leveraging our strong analog and integration capabilities to help reduce the cost of HomePlug solutions. Furthermore, Atheros intends to work closely with other industry leaders to help advance the industry standard including supporting IEEE P1901 as well as the recent efforts in the ITU to G.hn. Similar to our experience in wireless LAN, we believe strongly that a standards potential increases exponentially with the breadth and quality of companies in the ecosystem around the standard.

Atheros will also be able to benefit from Intellon’s own existing organic diversification efforts in Ethernet-over-coax and smart grid, both markets Atheros believes have strong potential and in which we will continue to invest.

Finally, I would like to mention that we look forward to welcoming the Intellon team to Atheros. We would like to congratulate you on your success to date and we are confident you will view this combination not as an end, but simply the next chapter in your company’s journey.

Atheros and Intellon have a lot in common. We both have long shared a similar vision of proliferating our respective networking technologies globally. We believe we will have the opportunity to achieve this goal even more successfully together than we could have separately. This is the essence of why we believe so strongly in this transaction and we look forward to working with what we believe is an incredible team to see this vision through to fruition together.

Let me tell turn the call over to Charlie for his thoughts on the combination.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Charlie Harris - Intellon Corporation - Chairman & CEO

Thanks, Craig. I am really pleased to join you on this call today with the full support of Intellon’s Board of Directors and management team.

From Intellon’s perspective the combination of our two companies and their technology is clearly a winner. Bringing together the two leaders in three critical home networking technologies — wireless LAN, ethernet, and HomePlug — is very exciting indeed. Earlier Craig mentioned a few of the synergies between our two companies and I would like to touch on some other important advantages of this combination.

Intellon has done an excellent job of driving the market for powerline communications and creating world-class products that meet the needs of our service provider and retail customers across the globe. But to drive the market even faster and meet the growing demand for seamless video connectivity throughout the digital home, we need access to the additional innovation, systems expertise, and resources that Atheros brings to the table. Together we can accelerate new product advancements, functional integration, and cost downs that will address the needs of the emerging digital home much faster than we can do alone.

Moreover, as part of the Atheros we will have larger engineering, operational, and global field support resources to better attack the large market opportunities we see before us and provide even a higher level of service to our customers.

We have admired Atheros’ technology, cost, and execution leadership for many years. We share a common culture of innovation and commitment to global standards and customer success. As excited as we are about to Intellon’s track record to date, we are even more excited to have the opportunity to join with Atheros to drive the next stage of our growth.

With that said, let me now turn the call over to Jack.

Jack Lazar - Atheros Communications, Inc. - CFO

Thank you, Charlie. I will keep my comments brief and address Atheros’ revised Q3 guidance for its ongoing business, which will not include any financial results associated with the proposed Intellon acquisition. I will then comment on the acquisition.

On July 21 we provided strong financial guidance for Q3 that included projected revenue of between $129 million and $135 million, an increase of 15% to 20% over Q2 revenue of $112 million. With a little over two months of the quarter completed it has become clear that our business is much stronger than we originally anticipated at the time of our July guidance. We have experienced very strong demand from each of our three channels — PC, networking, and consumer. Our line-based solutions have been stronger than anticipated and demand for our ROCm family of products has exceeded our initial expectations.

Based on our current visibility, we expect record revenue in Q3 with a range of between $145 million and $150 million representing a sequential increase of 29% to 34%. This new revenue guidance exceeds our previous all-time record revenue of $138 million that we achieved in the third quarter of 2008.

We have also provided updated EPS estimates of between $0.35 and $0.39 per share reflecting the leverage inherent in our operating model. Our initial third-quarter guidance issued in July was for EPS of $0.29 to $0.32 per share.

Turning to our just announced transaction, we are excited to welcome the Intellon team to Atheros. Intellon has a proven track record of success, including shipment of over 40 million chips cumulatively and gross margins of over 50% in the most recent quarter. The transaction is valued at approximately $244 million and includes cash, cash equivalents, short-term investments that were $62 million as of June 30, 2009.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Atheros anticipates using between $115 million and $141 million in cash coupled with newly issued Atheros of between 4.2 million and 5.1 million. We exited Q2 with $341 million in total cash and marketable securities and we expect strong cash flow generation once again in Q3. Atheros will record a one-time charge in connection with the transaction and the amount of that charge has not yet been determined.

The transaction is scheduled to close in Q4 of this year and remain subject to regulatory requirements and other customary closing conditions. We anticipate that the acquisition will be accretive to our earnings in the first half of 2010.

We will now open up the line for a brief Q&A session. Please keep in mind that we are limited in the comments that we can make regarding both the proposed transaction itself and the updated guidance we are providing for Q3. So with those remarks let me now turn the call over to the operator for questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions) Adam Benjamin, Jefferies.

Adam Benjamin - Jefferies & Company - Analyst

Thanks, guys, and congratulations, Charlie, Brian, Craig, Jack. A couple questions. First, just on the deal itself, can you just talk a little bit about how you plan on seeing these technologies come together? Obviously powerline has been emerging and you are seeing some combination of DSL and WiFi. What is your expectation as to how you see powerline playing out both in the carrier market, but also in the retail space?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Certainly we are seeing some strong growth in powerline technologies in the service provider and in the retail markets, and so certainly leveraging the channels that we share towards those customers is certainly part of the short-term strategy. Long-term we think there is a multitude of additional devices that can be networked, including consumer electronics devices that I mentioned in the prepared remarks.

I believe — really our vision is that we can provide differentiating capability in the home network by providing a rich set of services and a network that seamlessly interconnects devices robustly allowing us to deliver rich IP video services and other services around the home. One of the key things to remember is that in the wired technology world powerline is the most difficult one to get right. So our strategy here is to have the best team and the best company implementing the technology, which solves the hardest problem and that is powerline.

So we think this positions us to deliver a richer capability around the home, and that is something that will deliver more and more value to our service provider customers and also retail customers too.

Jack Lazar - Atheros Communications, Inc. - CFO

I also want to stress, Adam, that we clearly have evolved our carrier business over the last couple of years and it has become a significant part of our overall revenue. What we found in talking to our customers is that they really value both the wireless technologies and the wired technologies. They are very complementary to each other.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

And so because of that we set out to look for the best ways to increase our platform content with those providers along with obviously addressing the retail providers. But with the carriers it became very clear that if you are going to do a powerline Intellon was the clear leader in powerline. And it’s hard to do.

So I think that is how this all came together. Together the combination is very effective and we are very excited to welcome these guys to join us.

Adam Benjamin - Jefferies & Company - Analyst

Right. So just following up on that, one of the things that has caused powerline to not get the steep adoption has just been the differing standards out there. Obviously G.hn is attempting to change that. But as you look out, I mean you have hesitated in the past to be an evangelist about new technologies and rather enter markets where the market is already established. Do you feel based on the conversations with your customers now that we are beyond that stage of evangelism and we are going to see significant ramp of powerline in a lot of those boxes which are already in with WiFi?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Well, there is already some very well-established standards in powerline, in particular the HomePlug and HomePlug AV standards of which Intellon has clearly been the leader. So together I think we are very focused on standards and I think we are very focused on leveraging those standards, including IEEE P1901 and in the future technologies like G.hn, leveraging those to create a much more comprehensive capability and standard. So focusing on standards and using those to catalyze a much larger market is something we have done repeatedly before. It’s something Intellon is good at too and together I think it’s something we can help accelerate.

Jack Lazar - Atheros Communications, Inc. - CFO

I think one thing we have been very clear about since the time in which we went public back in 2004 is that standards are bigger than everyone and standards are what create volume in markets. We have been a clear supporter of 11a, 11g, 11 a/g, 11n now. Clearly we have a relatively good familiarity with dealing with standards and driving that out into the market, so I think we are very comfortable and very happy with being part of the standards effort.

I think that one of the things that might be helpful is to have Charlie comment on the powerline standards and how they have been effective at addressing those over at the time.

Charlie Harris - Intellon Corporation - Chairman & CEO

Well, I think one of the many things that we have in common with Atheros is a very genuine commitment to standards. Our customers benefit from standards and we like to build products that our customers want to have. As we have evolved over the years, our goal has been to provide cost-effective products that provide performance that is needed by the market over time. And as we have gone forward we have moved from one standard to another as the marketplace has.

Today we think the HomePlug standard clearly is the de facto standard globally. That piggy-backs nicely into IEEE. There is some interest in G.hn, but our view is that there is still some time to go before we really know what G.hn looks like. A lot of G.hn actually incorporates key features from HomePlug.

Our whole approach, and I think it’s similar to Atheros’ approach, is that we want to have the technical capability to build any standard that appears to have market acceptance. To date that has been HomePlug. In the future, if it’s something else, I suspect we will work hard to be the market leader in that as well.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Craig Barratt - Atheros Communications, Inc. - President & CEO

And, Adam, back to your original question, there is no doubt that efforts around standards will catalyze more substantial growth in this market in the future. And that is definitely a belief that we share with Intellon.

Adam Benjamin - Jefferies & Company - Analyst

Got you, thanks. Just one last question as it relates to the up guidance. Jack, can you give a little bit more color as to where the strength is coming from? You indicated all three segments; can you maybe quantify? Clearly PC market is seeing a continued dramatic snapback and you are seeing good pull from the Align product there. So can you talk about that?

And then, secondly, it appears based on the revenue you upped to, not to nitpick you, it looks like the OpEx is falling in a little bit higher than you had guided originally and maybe gross margin falling at the low end of the guide based on the EPS you are talking about. So can you give a little bit more color there? Thanks.

Jack Lazar - Atheros Communications, Inc. - CFO

Sure. So first to answer the second part of that question first, on the operating expenses we do expect them to be at the higher end of our range and potentially even slightly above that range. I think that that is a result of more one-off expenses and not something that is kind of repeatable, but either way that is kind of where we see that.

As far as gross margins, we certainly did not give any guidance that gross margins would be lower than expected nor at the low end of the range. So don’t want to kind of go down that path.

The first part of your question was regarding the strength in the channels. I think we have spelled out what we see so far. Clearly you have seen from other companies who have pre-announced that the PC market is in relatively good shape with what I would say very rational and somewhat minimal levels of inventory. We feel extremely good about the share gains that we are making right now and that is working to our advantage. And clearly, as indicated by the 29% to 34% growth that we are looking at obviously I think the consumer business which we guided would be strong for the quarter, has continued to be very strong.

And I think in the end all of this is a function of product cycles; exactly what we have been talking about for the last six to nine months that product cycles would drive us through this next level of growth, and those are starting to happen in a nice way. So we are obviously very happy with the way in which our results are playing out for the third quarter. Clearly we have a little bit of time left to complete that quarter, but so far things are looking very good.

One last point I would like to make here is that diversification matters, whether it’s mobile wireless LAN, ethernet. Those are solutions that have clearly worked very well for us and really helped us get growth back up and running. Clearly, with the addition of Intellon it’s yet another significant piece of diversification for Atheros that plays straight into the long-term strategy of the Company. And that is one of the reasons why we see this as such a logical pairing. Obviously, we are pretty happy with the way the business is right now.

Adam Benjamin - Jefferies & Company - Analyst

Got you, guys. Congrats, nice job.

Operator

Daniel Amir, Lazard Capital Markets.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Daniel Amir - Lazard Capital Markets - Analyst

Thanks a lot and congrats, Brian and Charlie, as well for the acquisition. So a couple of questions here. First of all, can you expand a bit about in your prepared remarks about reducing the cost of the HomePlug solution? Obviously, currently Intellon has around 50% gross margin. Can you expand a bit what Atheros’ plans there in terms of integration or is it reducing the costs with your analog capability?

Craig Barratt - Atheros Communications, Inc. - President & CEO

This is Craig. It’s really all of the above. Our experience in the wireless LAN area is that by taking our CMOS capability and driving aggressively towards our fewer and fewer chips; ultimately one chip. And then ultimately a solution that includes as much of the rest of the bill of materials as possible, so integrating more of the functional capability around our solution. And that has been a strategy that has paid off extremely well for us in the wireless LAN market.

It’s really about elasticity so the benefit of having strong margins, as Intellon has been demonstrating recently, the benefit of that, of course, is not just the business metrics around them. But it’s really about the ability to drive elasticity in the market.

I will let Charlie answer the rest of this question shortly and I am sure what he will tell you is that there is an opportunity to grow this market substantially if we can exploit that elasticity. One of the competitive weapons for exploiting elasticity is focus on cost and that is a capability that we have learned very well in wireless LAN, in ethernet, in mobile wireless LAN, and we are also applying in our other technologies too.

So with that let me turn it over to Charlie about some thoughts on this topic.

Charlie Harris - Intellon Corporation - Chairman & CEO

So thanks, Craig. I think what you have seen from our own efforts at cost reduction and value-based pricing that we have done really quite well on our own in these last couple of quarters implementing a set of projects that we put in place beginning over a year ago, but the reality is we are still a relatively small company with volumes certainly lower than those that Atheros enjoys. So if you look at just the ability to drive at the volumes, we have great opportunities together in terms of supply-chain pricing and the like.

But what has really got us excited and our teams excited I think is the opportunity, as Craig says, to pursue the silicon integration and to take advantage of the tremendous expertise that Atheros has demonstrated with its wireless LAN and other products and apply those to HomePlug. We are seeing the market find some elasticity on the powerline side, given some of the things we have done to drive our costs and our pricing down. And I think there is a huge opportunity to continue to drive that elasticity as we develop more advanced integration techniques together.

Craig Barratt - Atheros Communications, Inc. - President & CEO

Another comment is we look towards smart grid applications further in the future, of course, but there is the potential for powerline technologies to be in dozens of devices around the home. But of course that can only be at price points that are lower, and so I think there is tremendous elasticity in this technology. As we look to these new applications there is just a lot of potential that has us very excited.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Daniel Amir - Lazard Capital Markets - Analyst

Okay, thanks. Jack, just a follow-up question on the guidance. Last quarter I guess the mobile business or the cellular business actually was fairly strong. Can you just comment how is that — is that continuing to be fairly strong here this quarter as well as related to the guidance?

Jack Lazar - Atheros Communications, Inc. - CFO

I think the only comment I can really make on the consumer business right now is that it will clearly be up quite significantly and will by far be the largest driver of our revenue growth this quarter. So I think that that is a comment broader on the consumer business as opposed to the handset business. But in general that business is in pretty good shape right now.

Daniel Amir - Lazard Capital Markets - Analyst

Okay, great. Thanks a lot.

Operator

Gary Mobley, Noble Financial Group.

Gary Mobley - Noble Financial Group - Analyst

I have a couple of questions. Jack, in order for Intellon to be accretive during the first half of 2010 what are your revenue expectations for Intellon’s business and as well any operating expense synergies? Also relating to the strength in your business, what are your thoughts with respect to PC build rates in anticipation of Windows 7 launch? Thanks, guys.

Jack Lazar - Atheros Communications, Inc. - CFO

So, Gary, comments on Intellon’s projected revenue for next year and synergies, I guess the simple answer to that is that that is not something that we are going to get into today. What I can tell you is that their business — we have obviously done a lot of due diligence on their business and we are very satisfied that it’s a strong business as we move into next year.

I also would point out that when it comes to the operating expense synergies that is, frankly, not the primary focus for us. We are actually looking to invest and build the HomePlug PLC technologies to be an even stronger and more significant part of the overall market. So while we will get operating expense synergies related to just normal elimination of public company costs and we, of course, will see some synergies from the additional volumes that we do as opposed to the amount of volume they do — so supply-chain synergies — and we do see a lot of opportunities for revenue growth, clearly one of the most simple things to think of is every HomePlug device has ethernet.

So there is plenty of opportunities here to actually justify this being a very accretive transaction. I think that was actually pretty simple math to get to.

Regarding our existing business, and particularly PC builds, which you were asking about, what we are seeing is clear PC strength. I think you see that across the industry right now. But we also don’t see a tremendous amount of inventory out there, so I think people are building up for the holidays as they normally do. Generally sell-through looks to have been relatively good lately; how that will play out over the next quarter or so we will find out. But overall I think our share gains and the overall health of the PC industry being better than it was last quarter are probably playing to our advantage.

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Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Gary Mobley - Noble Financial Group - Analyst

Can I ask one more follow-up question? For those of us not familiar with Intellon, can you remind us which carrier represents the biggest opportunity for Intellon, well, I guess maybe on a historical basis and then on a forward-looking basis?

Jack Lazar - Atheros Communications, Inc. - CFO

Yes, I think actually the best person to answer that would actually be Charlie. Why don’t we let Charlie comment on it?

Charlie Harris - Intellon Corporation - Chairman & CEO

One of the very interesting and positive things about our business is the breadth of our carrier business. We actually have over, I guess roughly today the number is about 50 carriers that use our business, use our chips in their business, including 28 different carriers that use our chips for IP TV applications to actually stream SD or HD IP TV across a house from the gateway to the IP set-top box and the television.

So we have a larger concentration of our carrier business in Europe than we do in any other region of the world, in part just because the Europeans have led the world coming out of the box on IP TV. We have as good customers a great many of the European service providers, but we also have nice business throughout the rest of the world as well. So unlike some of the businesses that you see in the other wireline space where only one carrier really drives the volume we have had a much more diversified approach to our cell success.

Gary Mobley - Noble Financial Group - Analyst

Thanks, guys.

Operator

Mark McKechnie, Broadpoint AmTech.

Mark McKechnie - Broadpoint AmTech - Analyst

Great, thanks. Congrats on the quarter and the acquisition here. Just a couple questions on the acquisition of Intellon here, the obvious question is the make versus buy here. Like to get a better understanding of how far along was Atheros — your internal efforts on the HomePlug? And in terms of the purchase here I am guessing a combination of time to market, customer relations, IP, but maybe you can add something there.

Craig Barratt - Atheros Communications, Inc. - President & CEO

This Craig, let me take that. As we noted Intellon has 20 years of experience in this area and Atheros has invested zero in organic development in this space. The amount of know-how and expertise to make this technology work well throughout power grids in homes throughout the world is a huge undertaking and one that Intellon has really excelled at.

In the wireline technologies around the home, if I separate out [cap 5] and [cap 6], among all of the wireline technologies the hardest problem to solve is the powerline technology. Intellon has the best team and the best technology for solving the hardest problem. And so in this case we didn’t even contemplate organic development internally just because of the time taken to develop that level of expertise.

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FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Mark McKechnie - Broadpoint AmTech - Analyst

Got you. And then one further question so — that makes a lot of sense and I am getting the sense your customers were kind of pushing that you towards this. But then the speeds for HomePlug, I get the idea of the integrated solution and what have you, but what kind of speeds, Charlie, do you get over HomePlug now and what is the road map?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Well, there is a compelling roadmap in performance but I should definitely turn it over to Charlie to give you some more specific data points in terms of the current technologies and the roadmap for HomePlug technologies. Charlie?

Charlie Harris - Intellon Corporation - Chairman & CEO

Thanks, Craig. One of the things that is important to understand about powerline technology is that in addition to bandwidth it brings a remarkable reliability and robustness. So you plug it in, it works, it’s easy to use, and it does not require a lot of truck rolls and follow up for service providers or for that matter retail returns.

As far as the bandwidth goes, there is three generations of HomePlug products that we built today — HomePlug 1, a product we call HomePlug Turbo, and then HomePlug AV. Typically, the first generation is sort of a data product not unlike [.11d] some years ago. The Turbo product is pretty similar in terms of applications to G and we use it a lot for SD video, particularly SD video in IP TV applications. And then the AV product is used more for SD video — excuse me, HD video and triple play applications.

If you think about the bandwidth, the upper end is in the range of 30 Mb to 40 Mb per second with extremely high levels of coverage. So some areas it can be higher than that, some areas it can be a little bit lower than that. But with the current levels of compression being used in most places, it does a very nice job of meeting the needs in every place except where someone wants an extremely high bandwidth for a multi-room DVR application.

Mark McKechnie - Broadpoint AmTech - Analyst

Got you. Great. Thanks much and congrats again.

Operator

Gus Richard, Piper Jaffray.

Gus Richard - Piper Jaffray - Analyst

Thanks for taking my question and congratulations on the acquisition. Just a couple of follow-ups to questions already been asked. In terms of, you know, overlap of customers and cross-selling opportunities, are there some customers or groups of customers that Atheros can help Intellon get into and vice versa?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Yes, I think that is absolutely the case, Gus. Certainly we already have a number of joint customers, especially in the service provider and retail spaces. But our coverage even in those channels is far from completely overlapping. I think it is actually a good degree complementary as well.

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FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

So I think there is definitely some good sales synergies that are possible across those channels. And as we look forward, there’s entire markets where powerline has the potential to be embedded, and that is an exciting potential as well. Beyond just the gateway for the service provider, think of consumer electronics devices, televisions, DVD players and so on. So I think that is a potential that we can certainly realize and execute on in the future.

Gus Richard - Piper Jaffray - Analyst

All right. In terms of your roadmap and where you are going, clearly you have got most of the connectivity that is deployed in households today. The only exception I can really think of is Mocha. And it seems like everything is going to converge at G.hn. Is the strategy going forward in terms of broadening out the product portfolio to just drive towards G.hn and codify that standard?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Well, I think there is a lot we can do. Certainly as we mentioned, G.hn is an example of a standards effort that is making an effort to harmonize the different wireline technologies, and we are certainly supporters of that. As Charlie mentioned, it is a little early to tell how that standard will play out, and that will actually bring those applications together.

But even today, Intellon is serving coax markets with ethernet over coax technology, and deploying that with some service providers in a number of geographies. So already these technology boundary lines are starting to blur. Of course, as I mentioned, the critical thing as these technologies and applications move together, the hardest technology is powerline. And the critical thing is to be able to solve that problem the best, and that will then easily carry over to the other Fis that are in the house, such as coaxial or twisted-pair.

In addition to that there really can be a lot of innovation between wireless LAN, ethernet, and powerline or wireline networking in terms of integrating capabilities. So the user really shouldn’t have to worry about how their media moves around the house, it should be completely seamless. Whether it’s a combination or a mesh of wireless and wired technologies, it should be completely invisible to them and it should be truly plug-and-play and work seamlessly.

We are not there today. Each technology has some of those attributes on its own, but we think there is tremendous added value in putting them together in a seamless way and providing a much richer and more robust user experience.

Gus Richard - Piper Jaffray - Analyst

Got it. And then I guess my final one is, Jack, just quickly on the ROCm product line you have talked about strength coming from consumer. Is the consumer portion of your business just primarily ROCm and that is the primary driver there?

Jack Lazar - Atheros Communications, Inc. - CFO

Yes, it’s primarily ROCm. In fact, it’s almost exclusively ROCm.

Gus Richard - Piper Jaffray - Analyst

Okay. Do you put the cell phone in the consumer?

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FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Jack Lazar - Atheros Communications, Inc. - CFO

I should say we also classify — our GPS products are under the ROCm brand and anything that we ship into the consumer channel is in ROCm. We do put the handset under the ROCm brand and under the consumer channel.

Gus Richard - Piper Jaffray - Analyst

Got it, got it. And I will try again, any color on the relative strength of cell versus other consumer applications?

Jack Lazar - Atheros Communications, Inc. - CFO

We see growth across the consumer segment.

Gus Richard - Piper Jaffray - Analyst

Okay, but nothing standing out in terms of strength, one versus the other, just monolithically strong?

Jack Lazar - Atheros Communications, Inc. - CFO

I think it’s probably best to actually get through the quarter to best answer those questions. We like to answer them historically instead of on a go-forward basis.

Gus Richard - Piper Jaffray - Analyst

Fair enough, Jack. I will stop. Thanks so much.

Operator

Ramesh Misra, Brigantine Advisors.

Ramesh Misra - Brigantine Advisors - Analyst

Good morning, gentlemen. My first question was related to the technology. I guess when 11n was being rolled out one of the big reasons for that was the need for high def video and its ability to support up to 300 Mb per second was viewed as a big plus.

Now in the case of Intellon, obviously with the AV product standard with the throughput — I guess, Charlie, you mentioned about 30 Mb to 40 Mb per second — I just wanted to kind of get your thoughts about how the combined company is going to target the live high-def video streaming application segment?

Craig Barratt - Atheros Communications, Inc. - President & CEO

Ramesh, we really view the technology as being complementary. I think there is a tremendous opportunity in many cases for actual devices to use both technologies rather than necessarily one or the other. The whole goal is to provide a much more robust capability and allow the user to deploy equipment throughout the home without having any concern or regard for it being robustly connected.

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FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

One clarification I should make is when Charlie talked about 30 Mb to 40 Mb per second for HomePlug AV, he was talking about the actual user rate that the end device experiences robustly throughout the home. The actual physical [air] rate is much higher. The 300 Mb per second number you mentioned for 11n is actually just the physical [air] rate and the actual user rate is lower, so that is — with Charlie’s service provider hat on, those are the sorts of numbers that Intellon can guarantee service provider customers.

So the technologies are definitely complementary. There is a lot of opportunity for devices to use both.

Jack Lazar - Atheros Communications, Inc. - CFO

One thing I would like to point out is in doing our diligence we actually spoke with one of the more significant customers of Intellon. And one of the things we found out is that they do — well, we knew this — but they do a tremendous amount of deployments, carrier type deployments where it’s a combined wireless LAN and HomePlug solution. What they find is that from the HomePlug perspective what they love about it is it just works. So it’s a great wired technology and it just works around the home and it’s very simple and easy for people to deploy.

What you get with wireless LAN is mobility. So it allows you to actually be in more places, be in the backyard, wherever, and what we are finding is that carriers are finding uses for both of these technologies. And because of that we see the combination as a very complementary combination going forward.

Ramesh Misra - Brigantine Advisors - Analyst

Got it and just a quick follow-up. Jack, this may be for you. Can you talk a little bit about potential cost synergies, I guess potentially from the foundry side or any other areas that you have kind of targeted so far? Thanks.

Jack Lazar - Atheros Communications, Inc. - CFO

The most obvious thing is obviously on the supply chain on the COGS side. Clearly while Intellon has done a tremendous job of shipping a large number of units, 40 million units cumulatively, that is what we ship in a quarter. And so we clearly believe that we will have the opportunity to provide some supply chain improvements for them.

That in turn will pass through to our customers and hopefully we can use that to further drive the overall growth of the HomePlug and PLC market. So we think that the supply chain improvements are there.

There is obviously revenue opportunities. As I mentioned, the most simple one being ethernet given the importance of ethernet to HomePlug, but obviously in examples like I gave with that particular carrier, you have got folks that want to deploy both of these technologies. So I think both of those are very compelling when you look at the combination of the two companies and it’s certainly something that made it very attractive for us to initiate these discussions.

Ramesh Misra - Brigantine Advisors - Analyst

Okay. Thanks. Congratulations.

Operator

Jonathan Goldberg, Deutsche Bank.

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FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Jonathan Goldberg - Deutsche Bank - Analyst

A couple quick questions. First, in terms of integrating the Intellon product into your roadmap, were there any specific customers out there who were sort of prodding along or do think this is going to be new to your customers as well? And I have a follow up on the quarter.

Craig Barratt - Atheros Communications, Inc. - President & CEO

Sorry, can you repeat that question? I missed a part of it.

Jonathan Goldberg - Deutsche Bank - Analyst

I am just asking were there any — are there any particular customers out there who have been prodding you to make this move or is this going to be a surprise to them as well?

Craig Barratt - Atheros Communications, Inc. - President & CEO

No, I think this is something that I think customers will broadly appreciate and understand in terms of our strategy, because we clearly want to increase our relevance especially to the service provider customers by providing more value add, more technology that allows their own services to be deployed more easily and more economically. So our sense is that this will be very positively received.

As the technology of HomePlug — as the footprint of those technologies increases it’s something that will benefit our customers.

Jack Lazar - Atheros Communications, Inc. - CFO

I would also point out as we did our customer diligence and talk to customers that we already had obviously there is pull for this or we wouldn’t be heading down this path. So there are significant folks out there that want and expect to have these solutions combined over the future and so it was once again one of the things that really pulled the two companies together.

Jonathan Goldberg - Deutsche Bank - Analyst

Okay then. On the quarter obviously Q3 is tracking well, but it’s time to start asking what Q4 is going to look like. What is your sense on retailer order trends for Christmas and is there still — is there much visibility or is Black Friday and reordering cycle still a big mystery to everyone?

Jack Lazar - Atheros Communications, Inc. - CFO

So I think at this point we are going to hold back from making any comments on Q4 until we get out of the quarter and into the guidance period in the upcoming months. So we will have to hold off until then. Obviously our business looks relatively strong right now and we are very optimistic that our product cycles are in good shape, so we just need to continue to execute.

Jonathan Goldberg - Deutsche Bank - Analyst

All right, thanks.

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FINAL TRANSCRIPT

Sep 08, 2009 / 12:30PM GMT, ITLN - Atheros Communications, Inc. Conference Call to Acquire Intellon

Craig Barratt - Atheros Communications, Inc. - President & CEO

I would like to thank all of you for joining us today. Atheros will be participating in two more investor events this quarter, both on September 15. Jack and Colin will be presenting at Jefferies’ Third Annual Technology Conference in New York. Dave Allen and I will be at Deutsche Bank’s Technology Conference in San Francisco.

Once again I would like to thank our employees for the continued support and hard work, and we look forward to having the Intellon employees join us in the near future as we continue our efforts to build a world-class, diversified communications company. Thanks again for joining us this morning. Goodbye for now.

Operator

This concludes today’s conference. You may now disconnect.

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Forward-Looking Statements

Certain statements set forth herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to: the consummation of the Merger and the qualification of the Merger as a tax-free reorganization. These statements may be identified by such terms as “anticipate,” “will,” “expect,” “may,” “might,” “intend,” “could,” “can,” or the negative of those terms or similar expressions intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the closing of the transaction will be delayed or not close at all, difficulties in the integration of acquired businesses, the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, third-party relationships and revenues, and other risks discussed in Atheros’ Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. These forward-looking statements represent our estimates and assumptions only as of the date of this report. Unless required by law, we undertake no responsibility to update these forward-looking statements.

Atheros refers you to the documents that Atheros and Intellon file from time to time with the Securities and Exchange Commission (SEC), specifically the section entitled “Risk Factors” of Atheros’ and Intellon’s respective Annual Reports on Form 10-K for the year ended December 31, 2008 and their respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2009, which contain and identify other important factors that could cause actual results to differ materially from those contained in the Company’s projections or forward-looking statements. All subsequent written and oral forward-looking statements by or concerning Atheros or Intellon are expressly qualified in their entirety by the cautionary statements above.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the SEC. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s website at http://www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at

www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.